UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated April 5, 2016: DryShips Inc. Announces Certain Developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: April 5, 2016	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. ANNOUNCES CERTAIN DEVELOPMENTS

April 5, 2016, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, an international owner of drybulk carriers and offshore support vessels, today announced the consummation of the following transactions:

•

The Company has sold three of its vessels, the Fakarava, Rangiroa and Negonego along with the associated bank debt, to entities controlled by the Company’s Chairman and CEO, Mr. George Economou. The vessels were sold at fair market value as supported by independent third party broker valuations, and the transaction was approved by the disinterested members of the Company’s Board of Directors. As a result of this transaction, the Company’s total bank debt has been reduced by $102.1 million, and currently stands at $213.7 million.

•

The Company has agreed to sell all of its shares in Ocean Rig UDW Inc. (“Ocean Rig”) to an        unrestricted subsidiary of Ocean Rig for total cash consideration of approximately $49.9 million. The sale proceeds will be used to partly reduce the outstanding amount under the Revolving Credit Facility (Revolver) provided to us by a company controlled by our Chairman and CEO Mr. Economou and for general corporate purposes. In addition, we have reached an agreement under the Revolver whereby the lender has agreed to (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to Dryships, in exchange for certain LTV covenants being introduced under the Revolver.  This transaction was approved by the disinterested members of the Company’s Board of Directors on the basis of a fairness opinion and is subject to standard closing conditions. After this transaction, the Company will no longer hold any equity interest in Ocean Rig.

Ziad Nakhleh, Chief Financial Officer of the Company, commented:

“We are pleased to have reached a preliminary agreement with one of our lenders to waive any events of default and we hope that the rest of the lenders follow suit, recognizing the pro-active approach of the Company to reduce its debt burden and cash flow burn.”

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and offshore support vessels that operate worldwide. DryShips owns a fleet of 20 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.5 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and dayrates and vessel and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more vessels or drilling units, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more customers, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, complications associated with repairing and replacing equipment in remote locations, limitations on insurance coverage, such as war risk coverage, in certain areas, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com